Exhibit 99.3

2021
Financial Statements

Franco Nevada

The GOLD Investment that WORKS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 4)	$346.7	$534.2
Receivables	147.8	93.4
Loan receivable (note 5)	39.0	—
Prepaid expenses and other (note 6)	51.4	36.1
Current assets	$584.9	$663.7

Royalty, stream and working interests, net (note 7)	$5,124.6	$4,632.1
Investments and loan receivable (note 5)	205.2	238.4
Deferred income tax assets	51.2	45.1
Other assets (note 8)	18.8	13.6
Total assets	$5,984.7	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities	$29.5	$40.8
Current income tax liabilities	13.6	12.4
Current liabilities	$43.1	$53.2

Deferred income tax liabilities	108.4	91.5
Other liabilities	4.0	4.4
Total liabilities	$155.5	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 16)	$5,611.1	$5,580.1
Contributed surplus	18.7	14.0
Retained earnings (deficit)	321.3	(34.4)
Accumulated other comprehensive loss	(121.9)	(115.9)
Total shareholders’ equity	$5,829.2	$5,443.8
Total liabilities and shareholders’ equity	$5,984.7	$5,592.9

Commitments and contingencies (notes 20 and 21)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2021 Third Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue (note 10)	$316.3	$279.8	$972.3	$715.7

Costs of sales
Costs of sales (note 11)	$42.0	$40.5	$129.9	$112.1
Depletion and depreciation	73.0	56.8	221.4	173.5
Total costs of sales	$115.0	$97.3	$351.3	$285.6
Gross profit	$201.3	$182.5	$621.0	$430.1

Other operating expenses (income)
General and administrative expenses	$4.8	$4.8	$14.4	$14.7
Share-based compensation expenses (note 12)	(0.2)	1.5	6.8	9.5
Impairment charges (note 7)	—	—	7.5	271.7
Gain on sale of gold bullion	(0.1)	(2.1)	(1.3)	(6.5)
Total other operating expenses (income)	$4.5	$4.2	$27.4	$289.4
Operating income	$196.8	$178.3	$593.6	$140.7
Foreign exchange (loss) gain and other income (expenses)	$(0.4)	$0.5	$(1.7)	$0.3

Income before finance items and income taxes	$196.4	$178.8	$591.9	$141.0

Finance items (note 14)
Finance income	$0.6	$1.1	$3.0	$3.0
Finance expenses	(0.8)	(0.8)	(2.7)	(2.7)
Net income before income taxes	$196.2	$179.1	$592.2	$141.3

Income tax expense (recovery) (note 15)	30.2	25.2	79.4	(8.2)
Net income	$166.0	$153.9	$512.8	$149.5

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(38.0)	$13.6	$(10.9)	$(20.6)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 5)	(53.5)	7.5	11.8	9.2
Other comprehensive (loss) income	$(91.5)	$21.1	$0.9	$(11.4)

Comprehensive income	$74.5	$175.0	$513.7	$138.1

Earnings per share (note 17)
Basic	$0.87	$0.81	$2.68	$0.79
Diluted	$0.87	$0.81	$2.68	$0.79
Weighted average number of shares outstanding (note 17)
Basic	191.1	190.3	191.0	189.9
Diluted	191.5	190.7	191.4	190.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

2021 Third Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2021	2020
Cash flows from operating activities
Net income	$512.8	$149.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	221.4	173.5
Share-based compensation expenses	4.5	3.8
Impairment charges	7.5	271.7
Unrealized foreign exchange loss	0.4	0.5
Deferred income tax expense (recovery)	10.2	(39.6)
Other non-cash items	(2.7)	(9.2)
Acquisition of gold bullion	(34.1)	(27.4)
Proceeds from sale of gold bullion	21.2	42.3
Operating cash flows before changes in non-cash working capital	$741.2	$565.1
Changes in non-cash working capital:
(Increase) decrease in receivables	$(54.4)	$4.3
Increase in prepaid expenses and other	(9.0)	(1.0)
Decrease in current liabilities	(1.4)	(10.8)
Net cash provided by operating activities	$676.4	$557.6

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(740.2)	$(174.0)
Acquisition of energy well equipment	(1.1)	(0.5)
Proceeds from sale of investments	12.7	3.4
Net cash used in investing activities	$(728.6)	$(171.1)

Cash flows used in financing activities
Payment of dividends	$(133.4)	$(115.1)
Proceeds from draw of revolving credit facilities	150.0	—
Repayment of revolving credit facilities	(150.0)	—
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	135.7
Credit facility amendment costs	(1.0)	—
Proceeds from exercise of stock options	0.3	7.3
Net cash used in financing activities	$(134.1)	$(52.1)
Effect of exchange rate changes on cash and cash equivalents	$(1.2)	$0.3
Net change in cash and cash equivalents	$(187.5)	$334.7
Cash and cash equivalents at beginning of period	$534.2	$132.1
Cash and cash equivalents at end of period	$346.7	$466.8

Supplemental cash flow information:
Dividend income received	$24.4	$5.8
Interest and standby fees paid	$1.8	$1.8
Income taxes paid	$71.6	$46.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

2021 Third Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other	Retained
	Share capital	Contributed	comprehensive	earnings
	(note 16)	surplus	loss	(deficit)	Total equity
Balance at January 1, 2021	$5,580.1	$14.0	$(115.9)	$(34.4)	$5,443.8
Net income	—	—	—	512.8	512.8
Other comprehensive income	—	—	0.9	—	0.9
Total comprehensive income					$513.7
Exercise of stock options	$0.4	$(0.1)	$—	$—	$0.3
Share-based payments	—	4.8	—	—	4.8
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(6.9)	6.9	—
Dividend reinvestment plan	30.6	—	—	—	30.6
Dividends declared	—	—	—	(164.0)	(164.0)
Balance at September 30, 2021	$5,611.1	$18.7	$(121.9)	$321.3	$5,829.2

Balance at January 1, 2020	$5,390.7	$14.2	$(178.3)	$(164.4)	$5,062.2
Net income	—	—	—	149.5	149.5
Other comprehensive loss	—	—	(11.4)	—	(11.4)
Total comprehensive income					$138.1
At-the-market equity offering	$133.7	$—	$—	$—	$133.7
Exercise of stock options	9.6	(2.3)	—	—	7.3
Share-based payments	—	4.3	—	—	4.3
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.9)	0.9	—
Dividend reinvestment plan	31.4	—	—	—	31.4
Dividends declared	—	—	—	(146.5)	(146.5)
Balance at September 30, 2020	$5,565.4	$16.2	$(190.6)	$(160.5)	$5,230.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

2021 Third Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources with a target of 80% from Mining assets. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2020, with the exception of standards adopted in 2021 as discussed in note 2 (c). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 3, 2021.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)	Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2020 and include measurement uncertainty in assessments of impairment of royalty, stream and working interests which were impacted by the following developments during the three and nine months ended September 30, 2021.

Impact of the COVID-19 pandemic

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and extreme volatility in commodity prices (including gold, silver, palladium, and oil and gas). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Franco-Nevada holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of the COVID-19 pandemic or future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

2021 Third Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	New and amended standards adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2021:

Interest rate benchmark reform

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate. The Phase 2 amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows and include disclosure requirements at the time of benchmark interest rate replacement. The Company has adopted these Phase 2 amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no significant impact to the current period or comparative periods presented as a result of the Phase 2 amendments.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Vale Royalty Debentures – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (“Royalty Debentures”) for $538 million (R$3,049,500,000). The terms of the Royalty Debentures were set to ensure that holders would participate in potential future benefits that might be obtained from exploration of certain mineral resources from Vale’s Northern System, Southeastern System and on certain copper and gold assets. Holders of the debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added and other sales or revenue taxes, transport costs and insurance expenses related to the trading of the products, derived from these mineral resources. Royalty payments are made on a semi-annual basis on March 31st and September 30th of each year reflecting the sales from the underlying mines in the preceding half calendar year period.

Management has determined that the Royalty Debentures are economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished, and has accounted for them as an acquisition of a mineral interest.

(b)	Acquisition of Séguéla Royalty – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Fortuna Silver Mines Inc.’s (“Fortuna”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

The acquisition of the Séguéla royalty has been accounted for as an asset acquisition.

(c)	Acquisition of Condestable Gold and Silver Stream – Peru

On March 8, 2021, the Company, through a wholly-owned subsidiary, closed a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company.

Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced from concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021.

2021 Third Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

The acquisition of the Condestable stream has been accounted for as an asset acquisition.

(d)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation.

In the nine months ended September 30, 2021, Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $10.8 million (YTD/2020 – $19.3 million). As at September 30, 2021, the total cumulative investment in the Royalty Acquisition Venture totaled $416.8 million. Franco-Nevada has remaining commitments of up to $103.2 million, of which approximately $20.0 million is expected to be deployed in the remainder of 2021. Accrued liabilities at September 30, 2021 include $1.5 million (December 31, 2020 - $10.2 million) of contributions disbursed after period-end.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 – Cash and cash equivalents

As at September 30, 2021 and December 31, 2020, cash and cash equivalents were primarily held in interest-bearing deposits.

Cash and cash equivalents comprised the following:

	At September 30,	At December 31,
	2021	2020
Cash deposits	$337.1	$523.7
Term deposits	9.6	10.5
	$346.7	$534.2

Note 5 – Investments and loan receivable

Investments and loan receivable comprised the following:

	At September 30,	At December 31,
	2021	2020
Loan receivable - current	$39.0	$—
	$39.0	$—

Equity investments	$204.1	$195.6
Loan receivable - non-current	—	37.1
Warrants	1.1	5.7
	$205.2	$238.4

(a)	Equity investments

Equity investments comprised the following:

	At September 30,	At December 31,
	2021	2020
Labrador Iron Ore Royalty Corporation	$175.0	$162.2
Other	29.1	33.4
	$204.1	$195.6

During the nine months ended September 30, 2021, the Company disposed of equity investments with a cost of $4.6 million for gross proceeds of $12.7 million.

2021 Third Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended September 30, 2021 and 2020 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
(Loss) gain on changes in the fair value of equity investments at FVTOCI	$(61.3)	$8.7	$13.6	$10.6
Income tax recovery (expense) in other comprehensive income	7.8	(1.2)	(1.8)	(1.4)
(Loss) gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$(53.5)	7.5	$11.8	$9.2
(b)	Loan receivable

The loan receivable was extended to Noront Resources Ltd. (“Noront”) as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan bears 7% interest, is secured by certain mining claims held by Noront in the Ring of Fire district, and has a contractual maturity date of September 30, 2022. As at September 30, 2021, the loan receivable of $39.0 million has been classified as a current asset on the Company’s statement of financial position.

Note 6 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At September 30,	At December 31,
	2021	2020
Gold bullion	$30.7	$18.6
Prepaid expenses	19.2	16.4
Stream ounces inventory	0.6	0.5
Debt issue costs	0.9	0.6
	$51.4	$36.1

Note 7 – Royalty, stream and working interests

(a)	Royalties, streams and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

			Impairment
		Accumulated	(charges)
As at September 30, 2021	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,577.1	$(672.7)	$—	$904.4
Streams	4,512.0	(1,838.0)	—	2,674.0
Energy	1,955.1	(772.2)	—	1,182.9
Advanced	357.6	(49.2)	(7.5)	300.9
Exploration	75.4	(13.0)	—	62.4
	$8,477.2	$(3,345.1)	$(7.5)	$5,124.6
1.	Accumulated depletion includes previously recognized impairment charges and reversals.

			Impairments
		Accumulated	(charges)
As at December 31, 2020	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,049.2	$(642.3)	$—	$406.9
Streams	4,346.6	(1,702.6)	9.6	2,653.6
Energy	1,944.7	(462.4)	(267.7)	1,214.6
Advanced	343.0	(49.0)	—	294.0
Exploration	76.1	(13.1)	—	63.0
	$7,759.6	$(2,869.4)	$(258.1)	$4,632.1
1.	Accumulated depletion includes previously recognized impairment charges and reversals.

2021 Third Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended September 30, 2021 and December 31, 2020 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2020	$415.6	$2,804.0	$1,353.6	$170.9	$53.7	$4,797.8
Additions	18.8	—	170.2	118.6	8.2	315.8
Transfers	(1.2)	—	—	1.2	—	—
Impairment (charges) and reversals	—	9.6	(267.7)	—	—	(258.1)
Depletion	(31.5)	(160.0)	(44.9)	(2.1)	(0.2)	(238.7)
Impact of foreign exchange	5.2	—	3.4	5.4	1.3	15.3
Balance at December 31, 2020	$406.9	$2,653.6	$1,214.6	$294.0	$63.0	$4,632.1

Additions	$540.0	$165.6	$10.9	$14.9	$—	$731.4
Impairment charges	—	—	—	(7.5)	—	(7.5)
Depletion	(31.7)	(145.2)	(42.4)	(0.5)	—	(219.8)
Impact of foreign exchange	(10.8)	—	(0.2)	—	(0.6)	(11.6)
Balance at September 30, 2021	$904.4	$2,674.0	$1,182.9	$300.9	$62.4	$5,124.6

Of the total net book value as at September 30, 2021, $4,092.9 million (December 31, 2020 - $3,327.3 million) is depletable and $1,031.7 million (December 31, 2020 - $1,304.8 million) is non-depletable.

(b)	Impairment reversal of Sudbury (McCreedy West) stream

At every reporting period, the Company assesses whether there is an indication that an impairment loss previously recognized for an asset may no longer exist or may have decreased.

In 2013, as a result of a significant reduction in mining activities at the McCreedy West mine in the Sudbury basin of Ontario, the Company recorded an impairment loss on its stream interest of $107.9 million. In 2021, KGHM International Ltd. (“KGHM”), approved an extension of mining operations at the McCreedy West mine. The Company assessed that the extension of the life of mine represented an indication that the previously recorded impairment loss may no longer exist or may have decreased. The Company carried out an asset impairment reversal analysis and estimated that the recoverable amount, based on the fair value less costs of disposal, was $32.7 million. However, no impairment reversal was recorded as the carrying value that would have been determined without the previously recorded impairment loss, net of depletion, was nil.

The following table summarizes the impairment reversal and estimated recoverable amount for the McCreedy West stream interest:

	Impairment
	reversal	Recoverable
	amount	amount
Royalty, stream and working interests, net
Sudbury - McCreedy West	$—	$32.7
	$—	$32.7

(c)	Impairment of Aği Daği royalty

On April 20, 2021, Alamos Gold Inc. (“Alamos”) announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Kirazlı gold mine. Though Franco-Nevada does not have a royalty on the Kirazlı mine, cessation of development activities at Kirazlı are expected to negatively impact the advancement of the Aği Daği project. As such, Franco-Nevada considered this event an indicator of impairment and wrote-off the entire carrying value of its Aği Daği royalty of $7.5 million.

2021 Third Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 8 – Other assets

Other assets comprised the following:

	At September 30,	At December 31,
	2021	2020
Amounts receivable related to CRA audits	$10.5	$4.9
Energy well equipment, net	5.1	5.0
Right-of-use assets, net	1.6	2.0
Debt issue costs	1.4	1.3
Furniture and fixtures, net	0.2	0.4
	$18.8	$13.6

Note 9 – Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	FNBC	Corporate
	revolver	revolver	term loan	Total
Size of facility	$1,000.0	$100.0	$160.0	$1,260.0
Balance at January 1, 2020	$—	$—	$80.0	$80.0
Repayment	—	—	(80.0)	(80.0)
Balance at December 31, 2020	$—	$—	$—	$—

Drawdowns	$150.0	$—	$—	$150.0
Repayment	(150.0)	—	—	(150.0)
Balance at September 30, 2021	$—	$—	$—	$—
(a)	Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). On July 7, 2021, the Company renewed its Corporate Revolver under substantially the same terms, extending the facility’s maturity date from March 22, 2024 to July 9, 2025.

On April 12, 2021, the Company drew down $150.0 million to finance the acquisition of the Vale Royalty Debentures, as referenced in note 3(a). The amounts borrowed were fully repaid as of June 30, 2021. The Company also has two standby letters of credit in the amount of $18.1 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the Canada Revenue Agency (“CRA”) of its 2013–2015 taxation years, as referenced in note 21.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

2021 Third Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver provides for the availability over a one year period of up to $100.0 million in borrowings.

On March 16, 2021, the FNBC Revolver was amended to provide an extension of the maturity date to March 20, 2022. Advances, under the amended terms of the FNBC Revolver, can be drawn in U.S. dollars as follows:

●	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.25% per annum; or
●	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.25% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Revolver is subject to a standby fee of 0.25% per annum, even if no amounts are outstanding.

Note 10 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Commodity
Gold(1)	$169.2	$206.1	$554.1	$509.7
Silver	41.4	26.1	134.1	68.4
Platinum group metals(1)	16.9	21.3	58.4	65.3
Other mining commodities(2)	33.7	3.5	78.2	8.4
Mining	$261.2	$257.0	$824.8	$651.8
Energy	55.1	22.8	147.5	63.9
	$316.3	$279.8	$972.3	$715.7
Geography
South America	$104.6	$85.6	$309.5	$195.5
Central America & Mexico	74.5	51.1	232.6	139.2
United States	62.7	44.7	195.3	134.4
Canada(1)(2)	46.6	57.1	148.6	139.2
Rest of World	27.9	41.3	86.3	107.4
	$316.3	$279.8	$972.3	$715.7
Type
Revenue-based royalties	$111.4	$71.8	$316.9	$205.3
Streams(1)	176.1	170.4	552.5	433.8
Profit-based royalties	12.8	31.4	63.7	61.7
Other(2)	16.0	6.2	39.2	14.9
	$316.3	$279.8	$972.3	$715.7
1.	For Q3/2021, includes a loss of nil and $0.7 million of provisional pricing adjustments for gold and platinum group metals, respectively (Q3/2020 – a loss of $0.1 million and a gain of $3.2 million, respectively). For YTD/2021, includes a loss of $0.4 million and $0.2 million of provisional pricing adjustments for gold and platinum group metals, respectively (YTD/2020 – a gain of $0.1 million and $6.4 million, respectively).
2.	For Q3/2021, includes dividend income of $10.5 million from the Company’s equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”) (Q3/2020 – $2.1 million). For YTD/2021, includes $24.4 million from the Company’s equity investment in LIORC (YTD/2020 – $5.8 million).

2021 Third Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 – Costs of sales

Costs of sales comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Costs of stream sales	$38.9	$38.5	$120.2	$105.5
Mineral production taxes	0.5	0.6	1.6	2.1
Mining costs of sales	$39.4	$39.1	$121.8	$107.6
Energy costs of sales	2.6	1.4	8.1	4.5
	$42.0	$40.5	$129.9	$112.1

Note 12 – Share-based compensation expense

Share-based compensation expenses comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Stock options and restricted share units	$1.5	$1.4	$4.5	$3.9
Deferred share units	(1.7)	0.1	2.3	5.6
	$(0.2)	$1.5	$6.8	$9.5

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) granted to the directors of the Company. These expenses were previously presented in general and administrative expenses. Amounts in the comparative period have been reclassified in order to conform with the current period presentation.

Note 13 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Short-term benefits(1)	$0.9	$0.7	$2.6	$2.1
Share-based payments(2)	0.1	0.8	6.0	8.8
	$1.0	$1.5	$8.6	$10.9
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units and mark-to-market charges on deferred share units during the period.

Note 14 – Finance income and expenses

Finance income and expenses comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Finance income
Interest	$0.6	$1.1	$3.0	$3.0
	$0.6	$1.1	$3.0	$3.0
Finance expenses
Standby charges	$0.5	$0.5	$1.6	$1.5
Amortization of debt issue costs	0.3	0.3	0.8	0.8
Interest	—	—	0.2	0.3
Accretion of lease liabilities	—	—	0.1	0.1
	$0.8	$0.8	$2.7	$2.7

2021 Third Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 - Income taxes

Income tax expense for the periods ended September 30, 2021 and 2020 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021		2021	2020
Current income tax expense	$31.9	$6.9	$69.2	$31.4
Deferred income tax expense (recovery)	(1.7)	18.3	10.2	(39.6)
Income tax expense (recovery)	$30.2	$25.2	$79.4	$(8.2)

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2017 taxation years, as referenced in note 21.

Note 16 – Shareholders’ equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (191,192,234 common shares issued and outstanding as at September 30, 2021) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the nine months ended September 30, 2021 and year ended December 31, 2020 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2020	189,381,388	$5,390.7
At-the-market equity offering	1,054,800	133.7
Exercise of stock options	150,482	9.7
Vesting of restricted share units	42,328	3.7
Dividend reinvestment plan	327,478	42.3
Balance at December 31, 2020	190,956,476	$5,580.1
Exercise of stock options	4,750	0.4
Dividend reinvestment plan	231,008	$30.6
Balance at September 30, 2021	191,192,234	$5,611.1

(b)	At-the-Market Equity Program

On May 11, 2020, the Company established a new at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade.

In YTD/2021, the Company did not issue any common shares under the ATM Program.

(c)	Dividends

In Q3/2021 and YTD/2021, the Company declared dividends of $0.30 and $0.86 per common share, respectively (Q3/2020 and YTD/2020 - $0.26 and $0.77 per common share, respectively).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash dividends	$46.4	$39.1	$133.4	$115.1
DRIP dividends	11.1	10.4	30.6	31.4
	$57.5	$49.5	$164.0	$146.5

2021 Third Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 – Earnings per share (“EPS”)

	For the three months ended September 30,
	2021			2020
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$166.0	191.1	$0.87	$153.9	190.3	$0.81
Effect of dilutive securities	—	0.4	—	—	0.4	—
Diluted earnings per share	$166.0	191.5	$0.87	$153.9	190.7	$0.81

	For the nine months ended September 30,
	2021			2020
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings (loss) per share	$512.8	191.0	$2.68	$149.5	189.9	$0.79
Effect of dilutive securities	—	0.4	—	—	0.4	—
Diluted earnings (loss) per share	$512.8	191.4	$2.68	$149.5	190.3	$0.79

For the three months ended September 30, 2021, there were 61,594 stock options (Q3/2020 – no stock options) excluded in the computation of diluted EPS due to being anti-dilutive. For the nine months ended September 30, 2021, there were 61,594 stock options (YTD/2020 – no stock options) excluded from the computation of diluted EPS due to the strike price exceeding the average share price during the period. RSUs totaling 66,996 were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at September 30, 2021 (September 30, 2020 – 65,630 RSUs).

Note 18 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended September 30,
	2021			2020
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$261.2	$55.1	$316.3	$257.0	$22.8	$279.8

Expenses
Costs of sales	$39.4	$2.6	$42.0	$39.1	$1.4	$40.5
Depletion and depreciation	57.1	15.4	72.5	47.3	9.1	56.4
Segment gross profit	$164.7	$37.1	$201.8	$170.6	$12.3	$182.9

	For the nine months ended September 30,
	2021			2020
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$824.8	$147.5	$972.3	$651.8	$63.9	$715.7

Expenses
Costs of sales	$121.8	$8.1	$129.9	$107.6	$4.5	$112.1
Depletion and depreciation	177.4	42.4	219.8	141.1	30.7	171.8
Segment gross profit	$525.6	$97.0	$622.6	$403.1	$28.7	$431.8

2021 Third Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Total segment gross profit	$201.8	$182.9	$622.6	$431.8

Other operating (income)/expenses
Impairment charges	$—	$—	$7.5	$271.7
General and administrative expenses	4.8	4.8	14.4	14.7
Share-based compensation expense	(0.2)	1.5	6.8	9.5
Gain on sale of gold bullion	(0.1)	(2.1)	(1.3)	(6.5)
Depreciation	0.5	0.4	1.6	1.7
Foreign exchange loss and other (income) expenses	0.4	(0.5)	1.7	(0.3)
Income before finance items and income taxes	$196.4	$178.8	$591.9	$141.0

Finance items
Finance income	$0.6	$1.1	$3.0	$3.0
Finance expenses	(0.8)	(0.8)	(2.7)	(2.7)
Net income before income taxes	$196.2	$179.1	$592.2	$141.3

Note 19 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2021.

2021 Third Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at September 30, 2021	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$6.0	$—	$6.0
Equity investments	200.0	—	4.1	204.1
Warrants	—	1.1	—	1.1
	$200.0	$7.1	$4.1	$211.2

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2020	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$10.1	$—	$10.1
Equity investments	191.8	—	3.8	195.6
Warrants	—	5.7	—	5.7
	$191.8	$15.8	$3.8	$211.4

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

2021 Third Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 – Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.

2021 Third Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

(b)Capital commitments

The Company is committed to funding its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, as described in note 3 (d).

Note 21 – Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years. The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016

For 2014-2016:

Tax: $9.0 (C$11.4)

Interest and other penalties: $2.3 (C$2.8)

If CRA were to reassess the 2017-2020 taxation years on the same basis:

Tax: $25.8 (C$32.8)

Interest and other penalties: $3.4 (C$4.4)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015

For 2013-2015:

Tax: $19.9 (C$25.3)

Transfer pricing penalties: $8.1 (C$10.3)

Interest and other penalties: $8.4 (C$10.8)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $3.6 (C$4.6)

Transfer pricing penalties: $1.4 (C$1.7)

Interest and other penalties: $1.0 (C$1.3)

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015

For 2014-2015:

Tax: $5.3 (C$6.7)

Transfer pricing penalties: $2.0 (C$2.5)

Interest and other penalties: $2.0 (C$2.7)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $136.7 (C$174.2)

Transfer pricing penalties: $51.5 (C$65.6)

Interest and other penalties: $16.1 (C$20.6)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.0 (C$7.7) Interest and other penalties: $2.7 (C$3.5) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.

2021 Third Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(a)	Canadian Domestic Tax Matters (2014-2016)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to September 30, 2021) and other penalties of $0.2 million (C$0.2 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties. The Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment” and, collectively with the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.9 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to September 30, 2021) and applicable penalties of $2.1 million (C$2.6 million). The Company intends to file a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2017 through 2020 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $25.8 million (C$32.8 million) plus interest (calculated to September 30, 2021) and other penalties of approximately $3.4 million (C$4.4 million). Similarly, an additional amount of tax, interest and applicable penalties would arise for the 2021 taxation year.

(b)	Mexico (2013-2015)

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013 Reassessment results in additional Federal and provincial income taxes of $8.5 million (C$10.8 million) plus estimated interest (calculated to September 30, 2021) and other penalties of $3.8 million (C$4.9 million) but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of $11.4 million (C$14.5 million) plus estimated interest (calculated to September 30, 2021) and other penalties of $4.6 million (C$5.9 million) but before any relief under the Canada-Mexico tax treaty.

The Company has filed formal Notices of Objection with the CRA against the 2013 Reassessment and the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9 (a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of $30.3 million (419.4 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

In December 2020, the CRA issued revised 2013 Reassessment and 2014 and 2015 Reassessments to include transfer pricing penalties of $8.1 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties. The Company intends to commence an appeal in the Tax Court of Canada with respect to these revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $3.6 million (C$4.6 million), transfer pricing penalties of approximately $1.4 million (C$1.7 million) plus interest (calculated to September 30, 2021) and other penalties of approximately $1.0 million (C$1.3

2021 Third Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary paid $3.8 million (71.0 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico for the 2016 year and ceased operations after 2016.

(c)	Barbados (2014-2015)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.3 million (C$6.7 million) plus estimated interest (calculated to September 30, 2021) and other penalties of $2.0 million (C$2.7 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9 (a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties. The Company intends to commence an appeal in the Tax Court of Canada with respect to these revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $136.7 million (C$174.2 million), transfer pricing penalties of approximately $51.5 million (C$65.6 million) plus interest (calculated to September 30, 2021) and other penalties of approximately $16.1 million (C$20.6 million). Similarly, an additional amount of tax, interest and applicable penalties would arise for the 2021 taxation year.

(d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment and the 2014 and 2015 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.0 million (C$7.7 million) plus estimated interest (calculated to September 30, 2021) and other penalties of $2.7 million (C$3.5 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties. The Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2021 Third Quarter Financial Statements	21

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

FNV TSX/NYSE

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